Exhibit 1.01

Conflict Minerals Report
Anixter International Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2015 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2016.
Anixter International Inc. and its subsidiaries are collectively “Anixter” and sometimes referred to in this report as “we,” “our,” “us,” or “ourselves.” "Conflict Mineral" is defined in the Conflict Minerals Rule as cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold, are sometimes collectively referred to herein as “3TGs”).
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that the 3TGs contained in some of our products benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TGs, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (the “DRC”) region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Company Overview; In-Scope Products
We are a leading global distributor of network and security solutions, electrical and electronic solutions, and utility power solutions. We provide our customers with access to innovative inventory management programs and over 450,000 products.
We are primarily a distributor of third-party products. As such, most of the products that we sell are third-party branded products that are available from a variety of sources, and are therefore not “in-scope” for purposes of our compliance with the Conflict Minerals Rule. In addition, we believe that most of our products do not contain any 3TGs and, for those that do, 3TG content usually constitutes a small portion of the materials content of the products.
A small portion of the products we distribute are private branded or white label (generic) products. We generally do not have the requisite level of influence over the design, materials,

parts or components of these private branded or white label products, and accordingly, these products and the suppliers of such products are typically not “in-scope” for purposes of our compliance with the Conflict Minerals Rule.
In 2015, we sourced our private branded or white label products from suppliers representing significantly less than one-tenth of 1% of our entire supplier base for fiscal 2015. We have determined that only a small portion of these suppliers supplied us with products that were potentially in-scope for purposes of our compliance with the Conflict Minerals Rule. The in-scope products for which these suppliers identified the use of 3TGs included certain private branded products distributed through our Electrical & Electronic Solutions business and a line of private branded access control products.  We determined that we are subject to the Conflict Minerals Rule with respect to these in-scope products because of the degree of influence that we exercised over the design, materials, parts or components of such products. Our in-scope products included only tin. They did not contain tantalum, tungsten or gold.
On June 1, 2015, we completed the sale of the OEM Supply-Fasteners (“Fasteners”) business, which had been engaged in limited manufacturing of fasteners and other small parts at a facility located in Wood Dale, Illinois. These products constituted only a very small part of our overall business prior to the sale. In 2014, the last full year prior to the sale of the Fasteners business, revenue from the sale of products manufactured at the Wood Dale facility represented less than 1% of our total revenue. In addition, the 3TG content constituted only a small portion of the materials content of the manufactured products containing 3TGs necessary to the functionality or production of such products. As a result of the sale of the Fasteners business, we are no longer engaged in the direct manufacturing of any products.
We do not directly source 3TGs from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to establish sourcing practices that encourage compliance by our supply chain.
Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses. We support industry-wide efforts to identify, reduce and hopefully eliminate the use of 3TGs originating from the DRC and adjoining countries to the extent believed to be financing or benefiting groups committing human rights violations. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted a company policy (the “Conflict Minerals Policy”), which is publicly available on our website at www.anixter.com/en_us/about-us/corporate-responsibility/conflict-minerals-policy.html.
Our Conflict Minerals Policy communicates that we expect our suppliers to establish Conflict Minerals policies, due diligence frameworks and management systems that are designed to prevent 3TGs originating from the DRC or an adjoining country, to the extent that they benefit groups committing human rights violations, from being included in the products sold to us. In addition, we reserve the right to take appropriate actions, including discontinuing the business relationship with any supplier, if we determine that such supplier has failed to develop and implement reasonable steps to comply with our policy.
We do not seek to embargo responsible sourcing of 3TGs from the DRC region or condone a general embargo on sourcing from the region.

Scoping Process; Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, for 2015, we conducted a “reasonable country of origin inquiry” (“RCOI”). Our RCOI was reasonably designed to determine in good faith whether any of the 3TGs in our in-scope products originated in the DRC or an adjoining country or from recycled or scrap sources. For our RCOI, we utilized the management systems contemplated by Step One of the OECD Guidance (as later defined) and the supplier engagement process contemplated by Step Two of the OECD Guidance. These steps and the related activities are discussed under “Due Diligence Program Execution.”
As noted above, we are primarily a distributor of third-party products, and only contract to manufacture from a very small number of our suppliers. As such, almost all of our suppliers are “out-of-scope” for purposes of our compliance with the Conflict Minerals Rule, including for purposes of this Conflict Minerals Report, which is required to only cover products which we manufacture or contract to manufacture. Although not required under the Conflict Minerals Rule, we have elected to expand the scope of our supplier outreach and survey to include many of our out-of-scope suppliers of third-party products so that our customers are provided with the information they may need to fulfill their own obligations under the Conflict Minerals Rule or their own internal Conflict Minerals policies. Accordingly, our outreach for 2015 included more than 2,400 of our largest direct suppliers, an increase of over 250% from the prior year. This targeted group represented over 85% of our annual dollar volume of purchases from suppliers.
The surveyed population included all of the suppliers that we identified as potentially having contracted to manufacture for us products that contain necessary 3TGs. We determined which of our suppliers and products were potentially in-scope for 2015 through an internal product survey process.  The survey solicited information from purchasing/sourcing, inventory and supply management, marketing and other relevant areas, regarding the nature and level of our involvement in the manufacturing of potentially in-scope private branded, white label (generic), or other products that are sold or distributed by us.
The combined list of in-scope and out-of-scope suppliers to be surveyed was provided to a third-party service provider that we engaged to assist in supplier outreach, data collection, data validation and risk assessment. The supplier list was then uploaded to our service provider’s software tool that allows us to store and manage supplier requests and documentation. Certain of our compliance activities described in this Conflict Minerals Report were performed on our behalf by the service provider.
In connection with our RCOI discussed later in this Conflict Minerals Report, our in-scope suppliers identified two smelters and refiners (“SORs”) that may be in our supply chain.  See "Results of Due Diligence" and Appendices A and B for information concerning the SORs identified by our in-scope suppliers. We have not included in this Conflict Minerals Report information received from surveyed suppliers that were not in-scope for purposes of our compliance with the Conflict Minerals Rule. Our conclusions concerning mineral origin described in Appendix B are based on information provided by our third-party service provider.
Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we were required to conduct due diligence for 2015. These due diligence efforts are discussed below.

Due Diligence Program Design
We used the criteria set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”) in designing our due diligence measures relating to 3TGs.
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings under “Due Diligence Program Execution” conform to the headings used in the OECD Guidance for each of the five steps.
Due Diligence Program Execution
In furtherance of our 3TG due diligence, we performed the following measures in respect of 2015. These were not all of the discrete measures that we took in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.
Step One - Establish Strong Company Management Systems
We have adopted a Conflict Minerals Policy as discussed above in the section titled, “Our Conflict Minerals Policy”. In addition to being publicly disclosed through our Corporate Responsibility Report and the Supplier Code of Conduct, our Conflict Minerals Policy is communicated in writing to all of our surveyed suppliers, including all suppliers for our in-scope products. Our Conflict Minerals Policy is also made available on our corporate website. As stated in this Policy, we require our suppliers to meet certain expectations and, if those expectations are not met, we may consider discontinuing the business relationship with the supplier.
Our Conflict Minerals working group, led by our General Counsel and supported by our Environmental Product Compliance Steering Committee, which is comprised of corporate and business unit subject matter experts, continued to assume responsibility for implementing our 3TG compliance strategy. The following functional areas were represented on the working group: compliance, environmental product compliance, finance, information services, legal, marketing, operations, purchasing, and supply chain management. The working group also included representatives from each business unit. Our Conflict Minerals working group provided periodic updates regarding our 3TG compliance program to our Executive Compliance Committee.
Select senior managers and members of our working group were educated on aspects of the Conflict Minerals Rule, the OECD Guidance, industry standards and our compliance plan and procedures. We also utilized specialist outside counsel to advise us in connection with our compliance efforts.
We utilized an internally developed product survey system to identify potentially in-scope products and suppliers.
As noted earlier in this Conflict Minerals Report, we used a third-party information management service provider to complement our internal management processes. We utilized the service provider to, on our behalf, (i) engage in information gathering and outreach with in-scope suppliers; (ii) review and validate in-scope supplier information; (iii) identify risks based on SOR sourcing practices of in-scope suppliers; and (iv) store records of due diligence processes, findings, and resulting decisions in an electronic database.
To collect relevant information from our suppliers, we utilized the 2015 major Revision of the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). To ensure that our suppliers understood our expectations, our service provider offered training through webinars, videos, documents, and one-on-one discussions.
Our employees, suppliers and other interested parties may report violations of our compliance policies, including our Conflict Minerals Policy, by contacting the Anixter Business Integrity Line at anixter.ethicspoint.com. Reports can be made online or by telephone.

Additionally, we maintain a company-wide document retention policy, which extends to the documents accumulated in performing our due diligence for this Report and requires that the documents be retained for a specified period as set forth in the document retention policy. That period exceeds five years.
Step Two - Identify and Assess Risk in the Supply Chain
We furnished our surveyed suppliers with an introductory letter describing the Conflict Minerals Rule and requesting that they provide us with information, through the submission of a completed CMRT. The use of the CMRT allows us to collect information regarding a supplier’s Conflict Minerals policy, due diligence process and supply chain, including the names and locations of SORs. The request was accompanied by our Conflict Minerals Policy.
All communications to our surveyed suppliers were tracked and monitored in the service provider’s software tool. Non-responsive suppliers were contacted a minimum of three times. If a supplier remained non-responsive, our service provider conducted another two follow-ups via email and one via phone if this contact information was available. If a response was not received from a surveyed supplier, the request was escalated to the applicable buying group within our company.
As an addition to this year’s program, the RCOI also included automated data validation on all submitted CMRTs. The goal of the data validation was to increase the accuracy of submissions. All submitted CMRTs were classified as “valid” or “invalid.” A CMRT was classified as invalid if it contained incomplete data, missing smelter information or inconsistent answers. All suppliers who submitted CMRTs that were classified as invalid were contacted to address the invalid items.

In order to help identify and understand risks in our supply chain, we implemented multiple processes to assess the information that we received from our suppliers. In the service provider’s software tool, risk levels were classified as “High,” “Medium” and “Low.” The risk rating was based on three scoring criteria:

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Proximity, meaning whether identified countries of mineral origin are Level 1 countries (those not identified as conflict regions or plausible countries of smuggling or export of 3TGs from conflict regions), Level 2 countries (those that are identified as known or plausible countries for smuggling or export out of Level 3 countries or transit of materials containing 3TG from Level 3 countries) and Level 3 countries (the DRC and its nine adjoining countries).

•	Whether the SOR is recognized by an independent third-party, using a CID Number as the primary method.

•	Whether the SOR is listed as compliant with the assessment protocols of the CFSI or the London Bullion Market Association (“LBMA”) Responsible Gold Programme.
To the extent that a completed response from an in-scope supplier identified a SOR, we reviewed this information against the list of compliant smelters and refiners published by the CFSI. Responses that did not identify a SOR, responses referencing SORs identified as high risk and responses containing inaccurate or ambiguous information triggered a follow-up with the supplier.
If any identified SORs were not certified by an internationally-recognized organization, outreach and research was conducted to gain more information about the SOR’s sourcing practices, including countries of origin and transfer, and whether any internal due diligence procedures were in place to track the chain-of-custody of its 3TGs.
Additionally, we evaluated suppliers on their internal program strength. This further assisted us in identifying risks in our supply chain by evaluating which of our suppliers may need to improve their internal processes, policies, and due diligence procedures. The criteria used to evaluate the strength of suppliers’ compliance programs was based on the CMRT questions relating to whether the supplier has a policy in place that includes DRC conflict-free sourcing, has implemented due diligence measures for conflict-free sourcing, verifies due diligence information received from its suppliers and has a verification process that includes corrective action management.
Step Three - Design and Implement a Strategy to Respond to Identified Risks
Results of our due diligence efforts were reported to our General Counsel. As discussed above, our Conflict Minerals Policy sets our expectations for our suppliers. If and when those expectations are not met and if certain identified risks are not resolved, the business relationship between Anixter and the supplier will be evaluated. To mitigate the risk that our necessary 3TGs benefit armed groups, we also intend to engage in the additional measures discussed under “Additional Risk Mitigation Efforts” below.
Step Four - Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain.
We do not have a direct relationship with smelters and refiners of 3TG and therefore do not perform or direct audits of these entities. In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners.
Step Five - Report on Supply Chain Due Diligence
During 2015, we published our Corporate Responsibility Report, which we made publicly available on our website (https://www.anixter.com/en_us/about-us/corporate-responsibility/corporate-responsibility-report.html) that discussed our position on 3TG sourcing.
We filed a Form SD and Conflict Minerals Report with the Securities and Exchange Commission and made the filing available on our website.

Results of Due Diligence
Survey Results
We received responses from approximately 44% of our surveyed suppliers, including both in-scope and out-of-scope suppliers. As noted earlier in this Conflict Minerals Report, only a very small percentage of our surveyed suppliers are in-scope for the purpose of this assessment. We received responses from 100% of our in-scope suppliers.
Smelters and Refiners; Country of Origin Information
We sought to determine the mine or location of origin of the necessary 3TGs contained in our in-scope products by requesting that suppliers provide us with a completed CMRT concerning the source of the 3TGs in the components, products and parts sourced from them, and through the other efforts described in this Conflict Minerals Report.
Our in-scope suppliers identified two SORs that may have supplied the 3TGs contained in our in-scope products. Both of these identified SORs were listed as “compliant’ by the CFSI as of May 13, 2016. The foregoing SORs are listed on Appendix A. Appendix A also lists the compliance status of each SOR. Appendix B contains a list of identified potential countries of origin of the 3TG sourced by the SORs included in Appendix A.
The information that we received from a large portion of our suppliers was made at a company or user defined level, rather than at a product level, meaning that suppliers provided information on all of their products or a portion of their products that were not sold to us. In addition, the identified SORs may not include all SORs present in our in-scope product supply chain, since some suppliers were unable to identify all or a portion of the SORs in their supply chain.
Based on the information provided by our suppliers and known to us, for 2015, we do not have any information indicating that any of the necessary 3TGs contained in our manufactured products were used to support conflict in the DRC or an adjoining country (i.e., to contain 3TGs that directly or indirectly financed or benefited an armed group in the DRC or an adjoining country). However, we did not conclude that any of our products were “DRC conflict free.” An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.
Additional Risk Mitigation Efforts
We intend to take the following additional steps in respect of 2016 to mitigate the risk that the necessary 3TG in our manufactured products benefit armed groups:

•	Monitor and encourage the continuing development and progress of traceability measures at suppliers that indicated for 2015 that the source of 3TGs was unknown or undeterminable.

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Communicate to new potentially in-scope suppliers, including suppliers of private branded or white label products, our sourcing expectations, including through the dissemination of the Conflict Minerals Policy.  In addition, ensure new potentially in-scope suppliers understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

•	Further engage with suppliers that did not fully respond to information requests related to our 3TG compliance program for 2015 to help ensure that they provide requested information for 2016.

•	Encourage suppliers that provided company level information for 2015 to provide product level information for 2016 through ongoing outreach with these suppliers.

•	Continue to encourage suppliers to submit accurate and applicable smelter and refiner information.

•	Further engage suppliers and direct them to training resources to increase our survey response rate and improve the content of responses.
The foregoing steps are in addition to the steps that we took in respect of 2015, which we intend to continue to take in respect of 2016 to the extent applicable.

Appendix A: Smelters and Refiners
The table below lists, as of May 13, 2016, the smelters or refiners identified by our suppliers that may have been used to process the 3TGs necessary to the functionality or production of our in-scope products during 2015. As noted above, we have not included information received from surveyed suppliers that were not in-scope for purposes of our compliance with the Conflict Minerals Rule.

Metal	Standard Smelter Name	Facility Location	Status
Tin	China Tin Group Co., Ltd.	China	Compliant
Tin	Yunnan Tin Group (Holding) Company Limited	China	Compliant

Appendix B: Countries of Origin
The list below sets out possible countries of origin of the necessary 3TGs contained in our in-scope products. The list is based on our RCOI, due diligence and publicly available information reviewed by the service provider. The necessary 3TGs contained in our in-scope products may not have originated in all of these countries and these may not be all of the countries from which the necessary 3TGs contained in our in-scope products originated.

Argentina	Myanmar
Australia	Namibia
Austria	Netherlands
Belgium	Nigeria
Bolivia	Peru
Brazil	Portugal
Cambodia	Russia
Canada	Sierra Leone
Chile	Singapore
China	Slovakia
Columbia	South Korea
Cote D’Ivoire	Spain
Czech Republic	Suriname
Djibouti	Switzerland
Ecuador	Taiwan
Egypt	Thailand
Estonia	United Kingdom
Ethiopia	United States
France	Vietnam
Germany	Zimbabwe
Guyana	Kenya
Hungary	Mozambique
India	South Africa
Indonesia	Democratic Republic of the Congo
Ireland	Angola
Israel	Burundi
Japan	Central African Republic
Kazakhstan	Republic of Congo
Laos	Rwanda
Luxembourg	South Sudan
Madagascar	Tanzania
Malaysia	Uganda
Mongolia	Zambia